Exhibit 99.1

HUSKY ENERGY REPORTS 2009 SECOND QUARTER RESULTS

Calgary, Alberta (July 22, 2009) – Husky Energy Inc. (TSX: HSE) reported net earnings of $430 million or $0.51 per share (diluted) in the second quarter of 2009, compared to $1.36 billion or $1.60 per share (diluted) in the same quarter of 2008. Adjusted Net Earnings for the second quarter were $471 million or $0.55 per share (diluted) compared to $1.4 billion or $1.62 per share (diluted) in the same quarter of 2008. Cash flow from operations in the second quarter was $833 million or $0.98 per share (diluted), compared with $2.08 billion or $2.45 per share (diluted) in the same quarter of 2008. Sales and operating revenues, net of royalties, were $3.92 billion in the second quarter of 2009, compared with $7.20 billion in the second quarter of 2008.

“Lower commodity prices and crack spreads compared to the same period in 2008 impacted Husky’s results in the second quarter of 2009. For the quarter, Husky achieved good financial results and remains in a strong financial position,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “The Company continues to focus on the development of its mid to long term assets. Progress has been made on the North Amethyst satellite tie-back project offshore Newfoundland and on appraisal drillings in the Liwan gas field in the South China Sea.”

Financial Performance

Commodity prices and crack spreads were significantly lower in the second quarter of 2009 relative to the same period in 2008. The WTI benchmark crude oil price averaged U.S. $59.62 per barrel in the second quarter of 2009, compared to U.S. $123.98 in the second quarter of 2008. The NYMEX benchmark natural gas price averaged U.S. $3.50 per million British Thermal Units in the second quarter compared to U.S. $10.93 per million British Thermal Units in the second quarter of 2008. The WTI / Lloydminster Crude Blend heavy oil price differential was lower in the second quarter of 2009 at U.S. $7.72 per barrel, than the U.S. $21.95 per barrel in the same quarter of 2008. During the second quarter of 2009, the New York Harbor 3:2:1 crack spread averaged U.S. $9.05 per barrel compared to U.S. $13.02 in the same quarter of 2008.

In May 2009, the Company raised U.S. $1.5 billion in long term notes to increase its financial flexibility. Total long term debt, including current portion and bank operating loans at June 30, 2009 was $3.59 billion compared with $1.96 billion at December 31, 2008. Debt to cash flow and debt to capital employed ratios at June 30, 2009 were 1.0 and 19.8 percent respectively.

The 2009 capital expenditure guidance of $2.6 billion focuses mainly on optimizing upstream production, midstream and downstream developments and progressing projects with the highest potential for near to long term growth. In the second quarter of 2009, spending on capital projects was $492 million compared to $734 million in the second quarter of 2008.

In the first six months, net earnings were $758 million or $0.89 per share (diluted), compared to $2.25 billion or $2.65 per share (diluted) in the same period of 2008. Adjusted Net Earnings for the first six months were $816 million or $0.96 per share (diluted) compared to $2.26 billion or $2.66 per share (diluted) in the first six months of 2008. Cash flow from operations for the first six months was $1.40 billion or $1.64 per share (diluted), compared with $3.62 billion or $4.26 per share (diluted) in the same period of 2008. Sales and operating revenues, net of royalties, were $7.57 billion in the first six months of 2009, compared with $12.29 billion in the first six months of 2008.

Upstream Segment

In the second quarter of 2009, total production averaged 317,200 barrels of oil equivalent per day compared with 359,100 barrels of oil equivalent per day in the second quarter of 2008. Total crude oil and natural gas liquids production was 225,200 barrels per day, compared with 256,100 barrels per day in the second quarter of 2008. Liquids production was lower due to subsea operational issues offshore Canada’s East Coast, general facility maintenance and reservoir decline. Natural gas production in the second quarter was 552 million cubic feet per day compared with 618 million cubic feet per day in the same period of 2008. Gas production was lower, mainly due to reduced capital expenditures on drilling and tie-ins, flow line restrictions and reservoir decline.

Production for the first six months of the year averaged 329,600 barrels of oil equivalent per day compared with 354,700 barrels of oil equivalent per day in the first six months of 2008. Crude oil and natural gas liquids production was 237,600 barrels per day, compared with 254,000 barrels per day in the same period of 2008. Natural gas production was 552 million cubic feet per day compared with 604 million cubic feet per day in the first six months of 2009. Production in 2009 remains within the guidance range.

In Eastern Canada, the North Amethyst satellite development is continuing on schedule with production expected to come on stream in late 2009 / early 2010. Specialized lift and installation vessels arrived at the North Amethyst location to begin the installation of subsea equipment. Preparation work on the SeaRose FPSO (Floating Production, Storage and Offloading vessel) has begun for the facility turnaround in the third quarter.

In May of 2009, Husky successfully drilled and tested the second appraisal well, Liwan 3-1-3, at the Liwan discovery field on Block 29/26 in the South China Sea. Front end engineering design commenced in the second quarter and first production is targeted in the 2012–2013 timeframe. Two exploration wells drilled in the area encountered hydrocarbons and were considered non-commercial. The West Hercules deep water rig is currently drilling a third appraisal well on the Liwan 3-1 discovery.

In Western Canada, work continues on the optimization of the Sunrise Oil Sands Integrated Project to simplify the scope and take advantage of declining construction price levels.

The enhanced oil recovery project using ASP (alkyline surfactant polymer) at Gull Lake, Saskatchewan is currently being commissioned and will begin commercial operations in the third quarter.

The Company has conducted several gas well tests in the Bullmoose - Sukunka region of North East British Columbia during the 2008-2009 drilling season. Test results from the Bullmoose d-64-B (100% WI) and Burnt River C-A61-A (55% WI) wells each support initial production rates in the order of 30 million cubic feet per day.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS

Midstream Segment

Midstream performance in the second quarter was negatively impacted by the decrease in heavy oil price differentials which more than offset the improved Upgrader throughput and lower operating costs.

Downstream Segment

Husky’s total U.S. and Canadian refining throughput reduced to 230,400 barrels per day, compared with 247,000 barrels per day in the same quarter of 2008. The throughput reduction was mainly due to the Lloydminster Refinery’s scheduled 32 day turnaround.

A full copy of Husky’s second quarter report to shareholders, including management’s discussion and analysis and the financial statements and notes (unaudited) can be obtained at www.huskyenergy.com/investorrelations/financialreports.

Q2

Financial Highlights

Second Quarter

2009 vs. 2008

—  Earnings per share to $0.51 from $1.60

—  Cash flow per share to $0.98 from $2.45

—  Return on equity to 16.3% from 34.7%

—  Return on average capital employed to 14.1% from 31.1%

—  Debt to capital employed ratio to 20% from 14%

—  Debt to cash flow ratio to 1.0 from 0.3

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this document include: 2009 capital expenditure guidance; East Coast production and facility turnaround plans; oil sands development plans; scheduled commencement of commercial operations for the Gull Lake ASP project; and Liwan discovery drilling, development and production plans. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky Energy Inc. will host a conference call for analysts and investors on Thursday, July 23, 2009, at 4:15 p.m. Eastern time to discuss Husky’s second quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern time.

Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 4:05 p.m. (Eastern Time).

A recording of the call will be posted at approximately 5:30 p.m. (Eastern Time)

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until August 21, 2009.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com or the SEDAR website at www.sedar.com.

For further information, please contact:

Investor Inquiries:

Sharon Murphy

General Manager,

Corporate Communications & Investor Relations

Husky Energy Inc.

403-298-6096

Patrick Aherne

Manager, Investor Relations

Husky Energy Inc.

403-298-6817

Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS